UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 -------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          NEUROCRINE BIOSCIENCES, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    64125C109
                                 (CUSIP Number)

                               Wayne P. Merkelson
                              Novartis Corporation
                                556 Morris Avenue
                              Summit, NJ 07901-1398
                            Telephone: (908) 277-2502
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                David W. Heleniak
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                   May 9, 1997
             (Date of Event which Requires Filing of this Statement)
 -------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 64125C109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Novartis AG
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------

|_|      (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
            --------------------------------------------------------------------

(4)      Sources of Funds (See Instructions) OO
                                             -----------------------------------
            --------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
            --------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Switzerland
                                               ---------------------------------

Number of         (7)      Sole Voting Power   1,121,353
Shares                                       -----------------------------------
Beneficially      (8)      Shared Voting Power   342,559
Owned by                                       ---------------------------------
Each              (9)      Sole Dispositive Power     1,121,353
Reporting                                           ----------------------------
Person            (10)     Shared Dispositive Power   342,559
With                                                ----------------------------
----                       -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,463,912
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         -----------------------------------------------------------------------


(13)     Percent of Class Represented by Amount in Row (11)
           8.6%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions) CO
                                                     ---------------------------

CUSIP No. 64125C109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Novartis Pharmaceuticals Corporation
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------

|_|      (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
            --------------------------------------------------------------------

(4)      Sources of Funds (See Instructions) OO
                                             -----------------------------------
            --------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e).
            --------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               ---------------------------------

Number of         (7)      Sole Voting Power   -0-
Shares                                       -----------------------------------
Beneficially      (8)      Shared Voting Power   342,559
Owned by                                       ---------------------------------
Each              (9)      Sole Dispositive Power     -0-
Reporting                                           ----------------------------
Person            (10)     Shared Dispositive Power   342,559
With                                                ----------------------------
----                       -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,463,912
                                                                     -----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            --------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
            8.6%
            --------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions) CO
                                                     ---------------------------

CUSIP NO. 64125C109                                                 SCHEDULE 13D

Item 1.  Security and Issuer

                  This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on June 10, 1996 by Ciba-Geigy Limited. This Amendment No. 1 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Neurocrine Biosciences, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 3050 Science Park Road, San Diego, California 92121. The following amendments to Items 1, 2, 3 and 5 and Schedules I and II of the
Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is amended as follows:

                  Novartis AG ("Novartis") is the successor by merger to Ciba-Geigy Limited resulting from the merger of Sandoz Ltd. and Ciba-Geigy Limited into Novartis on December 20, 1996. The principal offices of Novartis are located at Schwarzwaldallee 215, CH-4002, Basel, Switzerland. The principal business of Novartis is Life Sciences, which includes pharmaceuticals, consumer health and vision care products, agribusiness (including crop protection, animal health and seeds) and nutrition products.

                  Novartis Pharmaceuticals Corporation is an indirect wholly owned subsidiary of Novartis. The principal offices of Novartis Pharmaceuticals Corporation are located at 59 Route 10, East Hanover, New Jersey 07936. The principal business of Novartis Pharmaceuticals Corporation is the development, marketing and sales of pharmaceutical products.

                  Neither Novartis nor, to the best knowledge of Novartis, any of the persons listed on Schedule I or Schedule II hereto during the past five years has been convicted of any criminal proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

                  On May 9, 1997, as part of a distribution from Avalon Medical Partners, Novartis Pharmaceuticals Corporation received 342,559 shares of Common Stock of the Issuer. Avalon Medical Partners is an investment partnership in which Novartis Pharmaceuticals Corporation had a 50% interest.

CUSIP NO. 64125C109                                                 SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer.

                  (a) Novartis beneficially owns 1,121,353 shares of Common Stock and Novartis Pharmaceuticals Corporation owns 342,559 shares of Common Stock. Together the shares of Common Stock held by Novartis and Novartis Pharmaceuticals Corporation constitute approximately 8.6% of the outstanding Common Stock of the Issuer.

                  (b) Novartis has sole power to vote and dispose of 1,121,353 shares of Common Stock owned by it. Novartis and Novartis Pharmaceuticals Corporation share power to vote and dispose of 342,559 shares of Common Stock.

                  (c) Neither Novartis, Novartis Pharmaceuticals Corporation, nor, to the best knowledge of Novartis and Novartis Pharmaceuticals Corporation, any of the persons listed on Schedules I and II hereto, has effected any transaction in the Common Stock in the past 60 days.

                  (d) No person other than the record owners referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or proceeds of the sale of shares of Common Stock.

                  (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1998                 NOVARTIS AG


                                           By /s/ Urs Barlocher
                                              ---------------------------------
                                              Name:  Urs Barlocher
                                              Title: General Counsel




                                           By /s/ Christoph Maeder
                                              ---------------------------------
                                              Name:  Christoph Maeder
                                              Title: Senior Corporate Counsel

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           NOVARTIS PHARMACEUTICALS
                                           CORPORATION


                                           By /s/ Kenneth Schuster
                                              ---------------------------------
                                              Name:  Kenneth Schuster
                                              Title: Vice President & Controller

                                   SCHEDULE I

                  Members of the Board of Directors, the Committee of the Board of Directors and the Executive Committee of Novartis AG.

Name and Business Address                      Citizenship                         Principal Occupation
-------------------------                      -----------                         --------------------

Dr. Alex Krauer                                Switzerland                         Chairman of the Board of Novartis AG
Novartis AG                                                                        1956 - Present:  Novartis AG
CH-4002 Basle                                                                         (formerly Ciba-Geigy Ltd.)
Switzerland

Dr. Daniel Lucius Vassella                     Switzerland                         President and Chief Executive
Novartis AG                                                                           Officer of Novartis AG
CH-4002 Basel                                                                      1988 - 1996:  Various functions at
Switzerland                                                                           Sandoz AG

Hans-Joerg Rudloff                             Germany                             Vice Chairman of Novartis AG
McCook & Cie                                                                       1980 - 1994:  Banker at Credit Suisse
1st Floor                                                                             First Boston
7 Rue de Alpes                                                                     1994 - Present:  MC-BBC Group
1201 Geneva
Switzerland

Name and Business Address                      Citizenship                         Principal Occupation
-------------------------                      -----------                         --------------------

Prof. Dr. Helmut Sihler                        Austria                             Vice Chairman of Novartis AG
c/o Henkel KGaA                                                                    Currently Retired.
D. 40191 Dusseldorf                                                                June 1985-1993:  Member of
Germany                                                                               the Supervisory Board, Adam Opel AG
                                                                                   Since 1983:  Member of the Supervisory
                                                                                      Board of Allianz Lebensversicherungs-AG
                                                                                   April 1991 - Present:  Chairman of
                                                                                      the Supervisory Board Degussa AG
                                                                                   1995-1996:  Chairman of the Supervisory
                                                                                      Board of Deutsche Post AG
                                                                                   1996 - Present:  Chairman of the
                                                                                      Supervisory Board of Deutsche
                                                                                      Telekom AG
                                                                                   1991-1995:  Member of the Shareholder's
                                                                                      Committee of Freudenberg & Co.
                                                                                   1992-1997:  Member of the Board of Directors
                                                                                      of Guiness PLC
                                                                                   Since 1992:  Member of the Shareholder's
                                                                                      Committee of Henkel KGaA
                                                                                   1992-1996:  Chairman of the Supervisory
                                                                                      Board of Infratest Burke AG
                                                                                   1992-1997:  Member of the Supervisory
                                                                                      Board of Leipziger Messe GmbH
                                                                                   Since March 1993:  Chairman of the
                                                                                      Supervisory Board of Dr. Ing.
                                                                                      h.c.F. Porsche AG

Prof. Dr. Duilio Arigoni                       Switzerland                         Member of the Board of Directors of
LOC ETH-Z Universitat Str. 16                                                         Novartis AG
Zurich CH-8002                                                                     1961 - Present:  Professor of
Switzerland                                                                           Chemistry at ETH Zurich

Birgit Breuel                                  Germany                             Member of the Board of Directors of
c/o Expo 2000 Hannover GmbH                                                           Novartis AG
Thurnithistr 2                                                                     1995-Present:  Commissioner General
30519 Hannover                                                                        of Expo 2000
Germany                                                                            1991-1994:  President of
                                                                                      Treuhandanstalt

Prof. Dr. Peter Burckhardt                     Switzerland                         Member of the Board of Directors of
University Hospital-CHUV                                                              Novartis AG
1011 Lausanne                                                                      1981 - Present:  Chief of Medicine and
Switzerland                                                                           Professor at CHUV

Name and Business Address                      Citizenship                         Principal Occupation
-------------------------                      -----------                         --------------------

Dr. h.c. Kaspar Cassani                        Switzerland                         Member of the Board of Directors of
Haldenstr. 53                                                                         Novartis AG
8142 Uitikon                                                                       Retired since 1989
Switzerland

Dr. Hans-Ulrich Dorig                          Switzerland                         Member of the Board of Directors of
Credit Suisse First Boston                                                            Novartis AG
P.O. Box 900                                                                       Jan 1997-Present:  Chief Executive
CH-8070 Zurich                                                                        Officer of Credit Suisse First Boston
Switzerland                                                                        1973 - 1997:  Banker at Credit Suisse
                                                                                      First Boston (formerly CreditSuisse)

Walter G. Frehner                              Switzerland                         Member of the Board of Directors of
Inzlingerstrasse 276                                                                  Novartis AG
CH-4125 Riehen                                                                     Retired since 1996
                                                                                   Until 1996: Banker at Swiss Bank
                                                                                      Corporation

Robert L. Genillard                            Switzerland                         Member of the Board of Directors of
1, quai du Mont-Blanc                                                                 Novartis AG
CH-1211 Geneva 1                                                                   1992 - Present:  Corporate director of
Switzerland                                                                           Clariden Bank, Credit Suisse Group
                                                                                      and TBG Holdings NV

Alexandre F. Jetzer                            Switzerland                         Member of the Board of Directors of
Novartis AG                                                                           Novartis AG
CH-4002 Basel                                                                      1995 - Jan 1996:  Vice-Chairman and
Switzerland                                                                           CEO of Sandoz Corp (New York)
                                                                                      and Chairman and CEO of Sandoz
                                                                                      Pharmaceuticals Corporation (East
                                                                                      Hanover, NJ)
                                                                                   1981 - 1995:  Member of the Corporate
                                                                                      Executive Committee of Sandoz AG

Pierre Landolt                                 Switzerland                         Member of the Board of Directors of
Fazenda Tamandra                                                                      Novartis AG
Patos-PB 58700-970                                                                 Since 1997:  Chairman of Banco Axial S.A.
Brazil                                                                             Since 1995:  Chairman of Citco
                                                                                   Since 1994:  General Manager of Sandoz
                                                                                      Family Foundation

Heini Lippuner                                 Switzerland                         Member of the Board of Directors of
Novartis AG                                                                           Novartis AG
CH-4002 Basel                                                                      Until April 1996:  President and COO
Switzerland                                                                           of Ciba-Geigy AG

Prof. Dr. William J. Rutter                    United States                       Member of the Board of Directors of
Chiron Corporation                                                                    Novartis AG
4560 Horton Street                                                                 1981 - Present:  Chairman of Chiron
Emeryville, CA  94608                                                                 Corporation
                                                                                   Director of Novartis AG

Name and Business Address                      Citizenship                         Principal Occupation
-------------------------                      -----------                         --------------------

Dr. Jean Wander                                Switzerland                         Member of the Board of Directors of
Bollwerk 21                                                                           Novartis AG
P.O. Box 1037                                                                      Since 1985:  Tax and Legal Counsel
CH-3001 Bern                                                                       1981 - Present:  Director of Berner
Switzerland                                                                           Tagblatt Medien AG

Dr. Raymund Breu                               Switzerland                         1993 - Present:  Chief Financial
Novartis AG                                                                           Officer of Novartis AG (formerly
CH-4002 Basel                                                                         Sandoz AG)
Switzerland

Dr. Hans Kindler                               Switzerland                         1992- Present:  Member of the Executive
Novartis AG                                                                           Committee of Novartis AG (formerly
CH-4002 Basel                                                                         Ciba-Geigy AG)
Switzerland

Pierre E. Douaze                               France                              1992-1997:  Member of the Executive
Novartis                                                                              Committee and Head of Healthcare
CH-4002 Basel                                                                         Division and Pharma Sector of
Switzerland                                                                           Novartis AG (formerly Ciba-Geigy AG)

Dr. Wolfgang Samo                              Switzerland                         1992 - Present:  Head of Agribusiness
Novartis AG                                                                           Novartis AG (formerly Ciba-Geigy
CH-4002 Basel                                                                         AG)
Switzerland

David E. Pyott                                 England                             1995 - Dec 1997:  Head of Nutrition
Novartis AG                                                                           Division of Novartis AG (formerly
CH-4002 Basel                                                                         Sandoz AG)
Switzerland

                                   SCHEDULE II

    Members of the Board of Directors and the Executive Committee of Novartis Pharmaceuticals Corporation.

Name and Business Address                      Citizenship                         Principal Occupation
-------------------------                      -----------                         --------------------

Pierre E. Douaze                               France                              Chairman of the Board of Directors of
Novartis Pharma AG                                                                    Novartis Pharmaceuticals Corporation
Lichtstrasse 35                                                                    1992-1997:  Member of the Executive
CH-4002 Basel                                                                         Committee and Head of Healthcare
Switzerland                                                                           Division and Pharma Sector of
                                                                                      Novartis AG (formerly Ciba-Geigy AG)

Douglas G. Watson                              United States                       Vice Chairman of the Board of
Novartis Corporation                                                                  Directors of Novartis
564 Morris Avenue                                                                     Pharmaceuticals Corporation
Summit, NJ  07901                                                                  1996-Present:  CEO of Novartis
                                                                                      Corporation (formerly Ciba-Geigy
                                                                                      Corporation)

Dr. Raymund Breu                               Switzerland                         Member of the Board of Directors of
Novartis AG                                                                           Novartis Pharmaceuticals Corporation
CH-4002 Basel                                                                      1993-Present:  Chief Financial Officer
Switzerland                                                                           of Novartis AG (formerly Sandoz AG)

Dr. Claude A. Dulex                            Switzerland                         Member of the Board of Directors of
Novartis Finance Corp.                                                                Novartis Pharmaceuticals Corporation
608 Fifth Avenue                                                                   1996-Present:  Chief Financial Officer
New York, NY  10020                                                                   of Novartis Finance Corporation
                                                                                   1990-1996: Chief Financial Officer of
                                                                                            Siegfried AG

Dr. Paul L. Herrling                           Switzerland                         Member of the Board of Directors of
Novartis Pharma AG                                                                    Novartis Pharmaceuticals Corporation
CH-4002 Basel                                                                      1995-Present:  Head of Global
Switzerland                                                                           Research Novartis Pharma Research
                                                                                      (formerly Sandoz Pharma)

Name and Business Address                      Citizenship                         Principal Occupation
-------------------------                      -----------                         --------------------

Wayne P. Yetter                                United States                       President and CEO and Member of the
Novartis Pharmaceuticals Corporation                                                  Board of Directors of Novartis
59 Route 10                                                                           Pharmaceuticals Corporation
East Hanover, NJ  07936                                                            1977-1996:  Various positions at Astra
                                                                                      Merck Inc.

John Symon                                     Australia                           Member of the Board of Directors of Novartis
Novartis Pharma AG                                                                    Pharmaceuticals Corporation
CH-4002 Basel                                                                      1997 - Present:  Head of Finance and
Switzerland                                                                           I.T. of Novartis Pharma AG
                                                                                   1992-1997:  Sandoz (India) Limited

Atef Adley                                     Canada                              Vice President of Novartis
Novartis Pharmaceuticals Corporation                                                  Pharmaceuticals Corporation
59 Route 10                                                                        1995-1996:  Head of Technical
East Hanover, NJ  07936                                                               Operations International at
                                                                                      Ciba-Geigy Limited
                                                                                   1984-1995:  Vice President at
                                                                                      Ciba-Geigy Canada Ltd.

George Beagley                                 Canada                              Vice President of Novartis
Novartis Pharmaceuticals Corporation                                                  Pharmaceuticals Corporation
59 Route 10                                                                        1979-1996:  Vice President of
East Hanover, NJ  07936                                                               Ciba-Geigy

David Epstein                                  United States                       Vice President of Novartis
Novartis Pharmaceuticals Corporation                                                  Pharmaceuticals
59 Route 10                                                                        1989-1996:  General Manager at
East Hanover, NJ  07936                                                               Sandoz Pharmaceuticals Corporation

Daniel O. Hauser                               Switzerland                         Senior Vice President of Novartis
Novartis Pharmaceuticals Corporation                                                  Pharmaceuticals Corporation
59 Route 10                                                                        1992-1996:  Senior Vice President of
East Hanover, NJ  07936                                                               Sandoz Pharmaceuticals Corporation

Edward F. Heimers, Jr.                         United States                       1987-Present:  Senior Vice President of
Novartis Pharmaceuticals Corporation                                                  Novartis Pharmaceuticals
59 Route 10                                                                           Corporation (formerly Sandoz
East Hanover, NJ  07936                                                               Pharmaceuticals Corporation)

Name and Business Address                      Citizenship                         Principal Occupation
-------------------------                      -----------                         --------------------

Cynthia Hogan                                  United States                       Vice President of Novartis
Novartis Pharmaceuticals Corporation                                                  Pharmaceuticals Corporation
59 Route 10                                                                        1985-1996:  Vice President and
East Hanover, NJ  07936                                                               Member of the Executive
                                                                                      Committee of Sandoz
                                                                                      Pharmaceuticals

Carolyn Koestenblatt                           United States                       Senior Vice President of Novartis
Novartis Pharmaceuticals Corporation                                                  Pharmaceuticals Corporation
59 Route 10                                                                        1975-1995:  Various functions at
East Hanover, NJ  07936                                                               Ciba-Geigy Corporation

Alan J. Main                                   United Kingdom                      Senior Vice President of Novartis
Novartis Pharmaceuticals Corporation                                                  Pharmaceuticals Corporation
556 Morris Avenue                                                                  1992-1996:  Senior Vice President of
Summit, NJ  07901                                                                     Ciba-Geigy Corporation
                                                                                   1982-1992:  Scientist at Ciba-Geigy
                                                                                      Corporation

Urs A. Naegelin                                Switzerland                         Senior Vice President and
Novartis Pharmaceuticals Corporation                                                  Chief Financial Officer of
59 Route 10                                                                           Novartis Pharmaceuticals
East Hanover, NJ  07936                                                               Corporation
                                                                                   1974-1996:  Various positions at
                                                                                      Sandoz Pharmaceuticals Corp.

Eric Talbott                                   United States                       Vice President of Novartis
Novartis Pharmaceuticals Corporation                                                  Pharmaceuticals Corporation
59 Route 10                                                                        March 1997-June 1997:  Vice President
East Hanover, NJ  07936                                                               of Med 3000

Dorothy Watson                                 United States                       Vice President and General Counsel at
Novartis Pharmaceuticals Corporation                                                  Novartis Pharmaceuticals
59 Route 10                                                                           Corporation
East Hanover, NJ  07936                                                            1992-1996:  Deputy Counsel at
                                                                                      Ciba-Geigy